UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Douglas Dynamics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25960R 105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25960R 105

1.	Names of Reporting Persons Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,762,394 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,762,394 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,762,394 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25960R 105

1.	Names of Reporting Persons ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,762,394 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,762,394 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,762,394 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25960R 105

1.	Names of Reporting Persons ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,762,394 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,762,394 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,762,394 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25960R 105

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,762,394 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,762,394 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,762,394 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 25960R 105

1.	Names of Reporting Persons Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,762,394 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,762,394 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,762,394 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Douglas Dynamics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 7777 North 73rd Street Milwaukee, WI 53233

Item 2.
(a)

Name of Person Filing
Ares Corporate Opportunities Fund, L.P. (“ACOF I”)

ACOF Management, L.P. (“ACOF Management”)

ACOF Operating Manager, L.P. (“ACOF Operating Manager”)

Ares Management LLC (“Ares Management”)

Ares Partners Management Company LLC (“Ares Partners” and, together with ACOF I, ACOF Management, ACOF Operating Manager and Ares Management, the “Ares Entities”)

	(b)	Address of Principal Business Office or, if none, Residence For each Ares Entity: 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
	(c)	Citizenship For each Ares Entity, Delaware
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 25960R 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

ACOF I directly beneficially owns the (i) shares of common stock (“Common Stock”) of Douglas Dynamics, Inc. (the “Issuer”) and (ii) options to purchase Common Stock of the Issuer (“Stock Options”) reported on this Schedule 13G.  Each of the other Ares Entities, as a result of the relationships described below in Item 6, may be deemed to indirectly beneficially own the shares of common stock reported on this Schedule 13G.  Each of the Ares Entities (other than ACOF I, with respect to securities held by ACOF I) and the officers, partners, members and managers of the Ares Entities disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(b) Percent of class: 12.9% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 2,762,394 (2)
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 2,762,394 (2)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The general partner of ACOF I is ACOF Management, and the general partner of ACOF Management is ACOF Operating Manager. ACOF Operating Manager is indirectly controlled by Ares Management, which, in turn, is indirectly controlled by Ares Partners.

Ares Partners is managed by an executive committee comprised of Antony Ressler, Michael Arougheti, David Kaplan, Greg Margolies and Bennett Rosenthal.  Each of the members of the executive committee, the Ares Entities (other than ACOF I, with respect to the securities held by ACOF I) and the officers, partners, members and managers of the Ares Entities expressly disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.  The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable

Item 8.	Identification and Classification of Members of the Group
See Joint Filing Agreement attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group
Inapplicable

(1)  Based upon an aggregate of 21,405,426 shares of Common Stock outstanding as reported by the Issuer in its quarterly report on Form 10-Q for the period ending September 30, 2010, and 13,628 shares of Common Stock subject to the exercise of Stock Options described in footnote 2 below.

(2)  The amount reported includes (i) 2,748,766 shares of Common Stock and (ii) 13,628 shares of Common Stock subject to the exercise of Stock Options that are fully vested and can be exercised at any time, in each case that are held by the designated reporting person, ACOF I.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011

ARES CORPORATE OPPORTUNITIES FUND, L.P

By:	ACOF OPERATING MANAGER, L.P.
Its:	Manager

	By:	/s/Michael D. Weiner
Authorized Signatory

ACOF MANAGEMENT, L.P

By:	ACOF OPERATING MANAGER, L.P.
Its:	General Partner

	By:	/s/Michael D. Weiner
Authorized Signatory

ACOF OPERATING MANAGER, L.P.

By:	/s/Michael D. Weiner
Authorized Signatory

ARES MANAGEMENT LLC

By:	/s/Michael D. Weiner
Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

By:	/s/Michael D. Weiner
Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).